

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 15, 2020

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

> **Re:** **Royalty Pharma plc**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.7, 10.8, 10.9, 10.10, 10.12 and 10.13**
> **Filed May 22, 2020**
> **File No. 333-238632**

Dear Mr. Legorreta:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance